    As filed with the Securities and Exchange Commission on August 26, 1996.
                                                 Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            -----------------------

                          RENAL TREATMENT CENTERS, INC.
            -------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                       23-2518331
- -------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                             Building 2, Suite 300
                           1180 West Swedesford Road
                          Berwyn, Pennsylvania 19312
                                (610) 644-4796
         -------------------------------------------------------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            -----------------------


                              Robert L. Mayer, Jr.
                             Building 2, Suite 300
                           1180 West Swedesford Road
                           Berwyn, Pennsylvania 19312
                                  (610) 644-4796
           ---------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            -----------------------

                                    Copy to:
                           Kathleen M. Shay, Esquire
                           Duane, Morris & Heckscher
                               One Liberty Place
                          Philadelphia, PA  19103-7396

                            -----------------------


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. [ ]

                            -----------------------


                        CALCULATION OF REGISTRATION FEE

=======================================================================================================
 Title of each class                         Proposed maximum        Proposed
    of securities         Amount to be        offering price    maximum aggregate       Amount of
  to be registered         registered        per security (1)   offering price (1)  registration fee
- -------------------------------------------------------------------------------------------------------
5 5/8% Convertible         $125,000,000            100%             $125,000,000           $43,104
Subordinated Notes
due 2006

Common Stock,           3,654,971 shares(2)   Not applicable (2)  Not applicable (2)       None (2)
$.01 par value
=======================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to paragraph (i) of Rule 457.

(2) There are being registered hereunder the number of shares of Common Stock required at the initial conversion price for conversion of the Company's
    5 5/8% Convertible Subordinated Notes due 2006 (the "Notes") being registered hereunder, together with such additional indeterminate number of shares of Common Stock as may become issuable upon conversion pursuant to adjustments in the conversion price of the Notes.


                            -----------------------


          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED AUGUST 26, 1996

                                   PROSPECTUS

                         $125,000,000 Principal Amount
                  5 5/8% Convertible Subordinated Notes Due 2006

                                3,654,971 Shares
                          Common Stock, $.01 par value

                         RENAL TREATMENT CENTERS, INC.
                      -----------------------------------

          This Prospectus relates to the resale of $125,000,000 aggregate principal amount of 5 5/8% Convertible Subordinated Notes due 2006 (the "Notes") of Renal Treatment Centers, Inc., a Delaware corporation ("Renal Treatment Centers" or the "Company") issued in a private placement on June 12, 1996 (the "Debt Offering"), and the resale of up to 3,654,971 shares of the Common Stock, $.01 par value (the "Common Stock"), of the Company, which are initially issuable upon conversion of Notes by any holder of Notes that did not purchase the Notes under the Registration Statement (of which this Prospectus is a part). The Registration Statement (of which this Prospectus is a part) does not cover the issuance of shares of Common Stock upon conversion of the Notes into shares of Common Stock. The Notes and such shares of Common Stock issued upon conversion of the Notes may be offered from time to time for the accounts of holders of Notes named herein (the "Selling Securityholders"). See "Plan of Distribution." Information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus. The Company will not receive any proceeds from the resale of the Notes or the shares of Common Stock issuable upon conversion thereof.

          The aggregate principal amount of Notes that may be offered by the Selling Securityholders pursuant to this Prospectus is $125,000,000. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $125,000,000.

          The Notes are convertible into shares of Common Stock at any time after August 11, 1996 and prior to maturity, unless previously redeemed or repurchased, at a conversion price of $34.20 per share (equivalent to an initial conversion rate of approximately 29.24 shares per $1,000 principal amount of Notes), subject to certain adjustments. See "Description of Notes -- Conversion of Notes." The outstanding Common Stock is quoted on the New York Stock Exchange under the symbol "RXT." The reported last sale price of the Common Stock on the New York Stock Exchange on August 23, 1996 was $33 5/8 per share.

          See "Risk Factors" beginning on page 5 for a discussion of certain factors that should be considered by prospective purchasers of the securities offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      -----------------------------------

         The date of this Prospectus is                         , 1996.

          Interest on the Notes is payable on January 15 and July 15 of each year, commencing July 15, 1996. The Notes are not redeemable by the Company prior to July 17, 1999. Thereafter, the Notes are redeemable, at any time, on at least 15 days' notice at the option of the Company, in whole or in part, at the redemption prices set forth herein, in each case together with accrued interest. In the event of a Change in Control (as defined), each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof, together with accrued interest to the repurchase date. See "Description of Notes -- Optional Redemption by the Company" and "Description of Notes -- Repurchase at Option of Holders upon Change in Control."

          The Notes are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. As of June 30, 1996, the Company had approximately $9 million of indebtedness outstanding that constituted Senior Indebtedness. The Company is a holding company and, accordingly, the Notes are also effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. As of June 30, 1996, the total indebtedness and other liabilities of the Company's subsidiaries were approximately $16 million (excluding inter-company payables). See "Description of Notes -- Subordination of Notes."

          All of the Notes were initially issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof and were transferred to the Selling Securityholders pursuant to Rule 144A(d)(4) under the Securities Act and Regulation S under the Securities Act and to institutional accredited investors pursuant to Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Prior to the registration of the Notes under the Registration Statement (of which this Prospectus is a part), the Notes have been eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market of the National Association of Securities Dealers, Inc.

          The Company has been advised by the Selling Securityholders that the Selling Securityholders, acting as principals for their own account, directly, through agents designated from time to time, or through brokers, dealers, agents or underwriters also to be designated, may sell all or a portion of the Notes or shares of Common Stock which may be offered hereby by them from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Securityholders from the sale of Notes or Common Stock that may be offered hereby by the Selling Securityholders will be the purchase price of such Notes or Common Stock less commissions, if any. For information concerning indemnification arrangements between the Company and the Selling Securityholders, see "Plan of Distribution."

          The Selling Securityholders and any brokers, dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Notes or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

          The Company will not receive any of the proceeds from the resale of the Notes or Common Stock hereunder. The Company has agreed to bear certain expenses in connection with the registration and sale of the Notes and the Common Stock being offered by the Selling Securityholders.

          The Company intends that the Registration Statement of which this Prospectus is a part will remain effective until three years after the date of the Debt Offering or such earlier date as of which such Registration Statement is no longer required for the transfer of the Notes and the shares of Common Stock issuable upon conversion of the Notes.


                                     (ii)

                      -----------------------------------


NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OR SALE.

                      -----------------------------------

                                     (iii)

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----


AVAILABLE INFORMATION...................................................... (v)

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................ (v)

PROSPECTUS SUMMARY........................................................... 1

RISK FACTORS................................................................. 3

RATIO OF EARNINGS TO FIXED CHARGES........................................... 8

USE OF PROCEEDS.............................................................. 8

SELLING SECURITYHOLDERS...................................................... 8

PLAN OF DISTRIBUTION........................................................ 11

DESCRIPTION OF NOTES........................................................ 12

DESCRIPTION OF CAPITAL STOCK................................................ 21

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS................................... 23

LEGAL MATTERS..............................................................  26

EXPERTS....................................................................  26

                                     (iv)

                             AVAILABLE INFORMATION

          The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site that contains such materials at http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and such reports, proxy statements and other information concerning the Company can be inspected at such Exchange.

          The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents have been filed with the Commission and are incorporated by reference in this Prospectus:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, and Amendment No. 1 thereto on Form 10-Q/A filed June 6, 1996;

          (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996;

          (d) The Company's Current Report on Form 8-K dated February 20, 1996;

          (e) The Company's Current Report on Form 8-K dated May 28, 1996;

          (f) The Company's Current Report on Form 8-K dated May 29, 1996, and Amendment No. 1 thereto on Form 8-K/A filed July 16, 1996;

          (g) The Company's Current Report on Form 8-K dated August 23, 1996;
and

          (h) The description of the Company's Common Stock set forth in the Company's Registration Statement No. 33-74994 on Form S-1, initially filed with the Commission under the Securities Act on February 4, 1994, under the caption "Description of Capital Stock --Common Stock," which is incorporated by reference in response to Item 1 of Registration Statement No. 1-14142 on Form 8-A filed by the Company with the Commission on December 14, 1995 pursuant to
Section 12(b) of the Exchange Act.


                                      (v)

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement and any statement contained herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference modifies or supersedes such statement.

          The Company will provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference herein). Such requests should be addressed to: Ronald H. Rodgers, Jr., Vice President of Finance, Renal Treatment Centers, Inc., 1180 West Swedesford Road, Building 2, Suite 300, Berwyn, Pennsylvania 19312 (telephone: 610-644-4796).

                                     (vi)

                               PROSPECTUS SUMMARY

          The following summary does not purport to be complete and is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus or incorporated by reference herein. For a discussion of certain risk factors in connection with this offering, see "Risk Factors."

                                  The Company

          Renal Treatment Centers is a leading, high-quality provider of dialysis treatments and ancillary services to patients suffering from chronic kidney failure, primarily in its freestanding outpatient dialysis treatment centers or in the patient's home. The Company currently operates 101 outpatient dialysis centers in 21 states and the District of Columbia and one dialysis center in the Republic of Argentina. As of July 31, 1996, the Company provided dialysis services to approximately 7,000 patients. The Company also provided ancillary medications and services to patients, the most significant of which is the administration of erythropoietin ("EPO"), a protein used to treat anemia, a complication experienced by most dialysis patients. In addition, the Company provided inpatient acute dialysis services to 79 hospitals located in its service areas as of July 31, 1996. The Company has expanded rapidly, primarily through acquisitions, increasing the number of dialysis centers in its network from 15 as of December 31, 1991 to its current level of 102 centers.

          The Company was incorporated in Delaware in 1988. Its executive offices are located at 1180 West Swedesford Road, Building 2, Suite 300, Berwyn, Pennsylvania 19312, and its telephone number is (610) 644-4796.

                                 The Offering

Securities Offered.........  $125,000,000 aggregate principal amount of 5 5/8%
                             Convertible Subordinated Notes due 2006 (the
                             "Notes") and/or 3,654,971 shares of Common Stock issuable upon conversion of the Notes.

Payment of Interest on
the Notes..................  Interest is payable semi-annually on January 15 and
                             July 15 of each year at the rate of 5 5/8% per annum commencing July 15, 1996. See "Description of Notes -- General."

Maturity...................  July 15, 2006, unless earlier redeemed, repurchased or converted.

Conversion Rights..........  The Notes are convertible, at the option of the holder, at any time after August 11, 1996 through maturity, unless previously redeemed or repurchased, into Common Stock at a conversion price of $34.20 per share (equivalent to a conversion rate of approximately 29.24 shares per $1,000 principal amount of Notes), subject to certain adjustments. See "Description of Notes -- Conversion of Notes."

Optional Redemption by the
 Company...................  At any time on and after July 17, 1999, the Notes are redeemable on at least 15 days' notice at the option of the Company, in whole or in part, at the redemption prices set forth in "Description of Notes," in each case, together with accrued interest. See "Description of Notes -- Optional Redemption by the Company."

Repurchase at Option
of Holders upon
Change in Control..........  In the event a Change in Control occurs, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof, together with accrued interest to the repurchase date. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof or that the Company would be permitted to repurchase the Notes tendered under its existing credit arrangements. See "Description of Notes -- Repurchase at Option of Holders upon Change in Control" and "Risk Factors --Limitations on Repurchase of Notes upon Change in Control."

Subordination..............  The Notes are subordinated to all existing and future Senior Indebtedness and are effectively subordinated to all existing and future indebtedness and other liabilities of the subsidiaries of the Company. As of June 30, 1996, the Company had approximately $9 million of indebtedness outstanding that constituted Senior Indebtedness and the subsidiaries of the Company had approximately $16 million of indebtedness and other liabilities outstanding (excluding inter-company payables) to which the Notes were effectively subordinated. The Indenture (as defined) does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company and its subsidiaries. See "Description of Notes -- Subordination of Notes."

Use of Proceeds............  The Company will not receive any of the proceeds from the resale of any of the Notes or the Common Stock issuable upon conversion thereof. See "Use of Proceeds."

Trading....................  Prior to the resale thereof pursuant to this
                             Prospectus, each of the Notes was eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes sold pursuant to this Prospectus will no longer be eligible for trading in the PORTAL Market. The shares of Common Stock issuable upon conversion of the Notes have been authorized for listing on the New York Stock Exchange upon official notice of issuance. The Common Stock is quoted on the New York Stock Exchange under the symbol "RXT."

                                  RISK FACTORS

          This Prospectus contains certain forward-looking statements within the meaning of the Securities Act. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and certain other factors set forth elsewhere in this Prospectus. In addition to the other information contained and incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock or the Notes offered hereby.

Dependence on Medicare, Medicaid and Other Sources of Reimbursement

          The Company is reimbursed for dialysis services primarily at fixed rates as established in advance under the Medicare End Stage Renal Disease ("ESRD") program. Under this program, once a patient becomes eligible for Medicare reimbursement, Medicare is responsible for payment of approximately 80% of the composite rate for dialysis treatment. The composite rate is determined by the Health Care Financing Administration ("HCFA") for reimbursement of Medicare patients. Approximately 65% and 58% of the Company's net patient revenue during the year ended December 31, 1995 and the six months ended June 30, 1996, respectively, was funded by Medicare. Since 1983, numerous Congressional actions have resulted in changes in the Medicare composite reimbursement rate from a national average of $138 per treatment in 1983 to a low of $125 per treatment on average in 1986 and to approximately $126 per treatment on average at present. The Company is not able to predict whether future rate changes will be made. Reductions in composite rates could have a material adverse effect on the Company's revenues and net earnings.
Furthermore, increases in operating costs that are subject to inflation, such as labor and supply costs, without a compensating increase in prescribed rates, may adversely affect the Company's earnings in the future. The Company is also unable to predict whether certain services, as to which the Company is currently separately reimbursed, may in the future be included in the Medicare composite rate.

          Since June 1, 1989, the Medicare ESRD program has provided reimbursement for the administration to dialysis patients of erythropoietin ("EPO"), a drug that is beneficial in the treatment of anemia, a complication experienced by most dialysis patients. Most of the Company's dialysis patients receive EPO. Revenues associated with the administration of EPO are significant to the Company and the Company cannot predict future changes in the reimbursement rate, the typical dosage per administration or the cost of EPO. EPO is produced by only one manufacturer, and any interruption of supply could adversely affect the Company's operations.

          All of the states in which the Company currently operates dialysis centers provide Medicaid (or comparable) benefits to qualified recipients to supplement their Medicare entitlement. The Company estimates that approximately 4% of its net patient revenue during the fiscal year ended December 31, 1995 and during the six months ended June 30, 1996 was funded by Medicaid or comparable state programs. The Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy and governmental funding restrictions, all of which may have the effect of decreasing program payments, increasing costs or modifying the way the Company operates its dialysis business.

          Approximately 31% and 38% of the Company's net patient revenue during the fiscal year ended December 31, 1995 and during the six months ended June 30, 1996, respectively, was from sources other than Medicare and Medicaid. These sources include payments from third-party, non-government payors and payments from hospitals with which the Company has agreements for the provision of inpatient acute dialysis treatments, in each case at rates that generally exceed the Medicare and Medicaid rates. Any restriction or reduction of the Company's ability to charge for such services at rates in excess of those paid by Medicare would adversely affect the Company's net patient revenue and net income. The Company is unable to quantify or predict the degree, if any, of the risk of reductions in payments under these various payment plans.

          In March 1996, HCFA published a request for proposals from managed care companies to arrange for the treatment of ESRD patients on a large scale for the first time. Currently, managed care companies are only permitted to arrange for the treatment of existing members in their programs who develop ESRD. Formal bids were due on or before May 17, 1996. HCFA has announced its intention to choose, from those companies submitting proposals, approximately four managed care companies that will be allowed to recruit ESRD patients beginning in mid-1997 in a test program. The results of the test program will determine whether HCFA will open up the market to additional managed care companies. The Company is unable to predict whether the test program will result in large numbers of ESRD patients enrolling in managed care programs, or the impact of the enrollment of ESRD patients in managed care programs on the Company. The widespread introduction of managed care to dialysis services could result in a reduction in the rates of reimbursement for the Company's services, which could have a material adverse effect on the Company's revenues and net earnings.

Operations Subject to, and Potential Effects of, Governmental Regulation

          The Company is subject to extensive regulation by both the Federal government and the states in which it conducts its business, including the illegal remuneration provisions of the Social Security Act and similar state laws, which impose civil and criminal sanctions on persons who solicit, offer, receive or pay any remuneration, directly or indirectly, in consideration for referring a patient for treatment that is paid for in whole or in part by Medicare, Medicaid or similar state programs. In July 1991 and November 1992, the Federal government published regulations that provide exceptions or safe harbors for certain business transactions. Transactions that are structured within the safe harbors are deemed not to violate the illegal remuneration provisions. Transactions that do not satisfy all elements of a relevant safe harbor do not necessarily violate the illegal remuneration statute, but may be subject to greater scrutiny by enforcement agencies. The arrangements between the Company and the physician directors of its dialysis centers ("Physician Directors") have been structured to satisfy the elements of the applicable safe harbors, but there can be no assurance that they will not be found to violate the illegal remuneration provisions. However, certain of the Company's Physician Directors from whom the Company has acquired dialysis centers have received shares of the Company's Common Stock in full or partial consideration for such acquisitions, and other Physician Directors may have purchased shares of the Company's Common Stock in the open market, and such security ownership does not fall within any of the safe harbors. Although the Company has never been challenged under these statutes and believes it complies in all material respects with these and all other applicable laws and regulations, there can be no assurance that the Company will not be required to change its practices or relationships with its Physician Directors or that the Company will not experience material adverse effects as a result of any such challenge.

          The Omnibus Budget Reconciliation Act of 1989 includes certain provisions ("Stark I") that restrict physician referrals for clinical laboratory services to entities with which a physician or an immediate family member has a financial relationship. In August 1995, HCFA published regulations interpreting Stark I. The regulations specifically provide that services furnished in an ESRD facility that are included in the composite billing rate are excluded from the coverage of Stark I. The Company believes that the language and legislative history of Stark I indicate that Congress did not intend to include laboratory services provided incidental to dialysis services within the Stark I prohibition; however, laboratory services not included in the Medicare composite rate could be included within the coverage of Stark I. Violations of Stark I are punishable by civil penalties, which may include exclusion or suspension of a provider from future participation in Medicare and Medicaid programs and substantial fines. Due to the breadth of the statutory provisions, it is possible that the Company's practices might be challenged under this law.

          The Omnibus Budget Reconciliation Act of 1993 includes certain provisions ("Stark II") that restrict physician referrals for certain designated health services to entities with which a physician or an immediate family member has a financial relationship. The Company believes that the language and legislative history of Stark II indicate that Congress did not intend to include dialysis services and the services and items provided incident to dialysis services within the Stark II prohibitions; however, certain services, including the provision of, or arrangement and assumption of financial responsibility for, outpatient prescription drugs, including EPO, and clinical laboratory services, could be construed as designated health services within the meaning of Stark II. Violations of Stark II are punishable by civil penalties, which may include exclusion or suspension of the provider from future participation in Medicare and Medicaid programs and substantial fines. Due to the breadth of the statutory provisions and the absence of regulations or court decisions addressing the specific arrangements by which the Company conducts its business, it is possible that the Company's practices might be challenged under these laws.

          The Clinton administration's health care reform proposals, and other health care reform proposals in general, have not addressed the Medicare ESRD program. Nonetheless, health care reform in general, and Medicare reform in particular, could bring radical change in the financing and regulation of the health care business, and the Company is unable to predict the effect of such changes on its future operations. Changes in reimbursement levels under Medicare or Medicaid and changes in applicable governmental regulations could significantly affect the Company's results of operations. It is uncertain at this time what legislation on health care reform, if any, will ultimately be implemented or whether other changes in the administration or interpretation of governmental health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the results of operations of the Company.

Risks Inherent in Growth Strategy

          The Company's business strategy depends in significant part on its ability to acquire or develop additional dialysis centers. This strategy is dependent on the continued availability of suitable acquisition candidates and subjects the Company to the risks inherent in assessing the value, strengths and weaknesses of acquisition candidates, integrating and managing the operations of acquired companies and identifying suitable locations for additional facilities. The Company's growth is expected to place significant demands on the Company's financial resources. The Company plans to borrow a significant portion of the funds needed to acquire or develop centers in the future. While the Company's credit facility with a consortium of bank lenders (the "Credit Agreement") includes up to $100,000,000 for acquisition and development activities and general working capital requirements, and the Company recently completed the Debt Offering, a portion of the proceeds of which will be used to fund future acquisitions, additional equity or debt financings are expected to be required in order for the Company to fund its expansion plans. There can be no assurance that the Company will continue to be able to obtain necessary financing on acceptable terms for the acquisition or development of centers or that the Company will otherwise be successful in acquiring or developing new centers. No assurance can be given that the Company will make any additional acquisitions or develop any additional centers.

Dependence on Physician Referrals

          The Company's centers are dependent upon referrals of ESRD patients for treatment by physicians specializing in nephrology and practicing in the communities served by the Company's dialysis centers. As is customary in the dialysis industry, at each center one or a few physicians account for all or a significant portion of the patient referral base. The loss of one or more key referring physicians at a particular center could have a material adverse impact on the operations of that center and could adversely affect the Company's overall operations. Financial relationships with physicians and other referral sources are highly regulated. The illegal remuneration provisions of the Social Security Act and similar state laws prohibit contracts for referrals.

Competition

          The dialysis industry is fragmented and highly competitive, particularly from the standpoint of competition for acquisition of existing dialysis centers and developing relationships with referring physicians. Competition for qualified physicians to act as Physician Directors is also high. Also, a number of health care providers have entered or may decide to enter the kidney dialysis business. Certain of the Company's competitors have substantially greater financial resources than the Company and may compete with the Company for acquisitions and for development of centers in markets targeted by the Company. There can be no assurance that the Company can continue to compete effectively with such providers. In addition, competition has increased the cost of acquiring existing dialysis facilities and there can be no assurance that these costs will not continue to increase as a result of future industry consolidation. Furthermore, some of the Company's centers are in urban areas where there are many competing facilities in close proximity.
The Company has also experienced competition from the establishment of facilities by former Physician Directors and referring physicians.

Dependence on Key Personnel

          The Company is dependent on certain key management personnel, particularly its President and Chief Executive Officer, Robert L. Mayer, Jr., the loss of whom could have an adverse effect on the Company's business. Moreover, the Company believes that its future success will be significantly dependent on its ability to attract and retain qualified physicians to serve as Physician Directors of its dialysis centers. In addition, the Company will need to continue to attract and retain highly skilled nurses, competition for whom is intense.

Volatility of Market Price of Common Stock and Notes

          The trading price of the Common Stock is subject to significant fluctuations in response to variations in quarterly operating results, general conditions in the health care industry, changes in the regulatory environment and other factors. Fluctuations in the trading price of the Common Stock, changes in prevailing interest rates and changes in perceptions of the Company's creditworthiness may adversely affect the trading price of the Notes.

Subordination; Holding Company Structure

          The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an event of default, the assets of the Company will be available to pay obligations on the Notes and any other subordinated indebtedness of the Company only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and any other subordinated indebtedness of the Company then outstanding. The Notes are effectively subordinated to the liabilities, including trade payables, of the Company's subsidiaries. As of June 30, 1996, the total indebtedness and other liabilities of the Company's subsidiaries were approximately $16 million. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries, and the incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. As of June 30, 1996, the Company had approximately $9 million of indebtedness outstanding that constituted Senior Indebtedness. Under the Credit Agreement, the Company is able to borrow up to $100 million for acquisitions and general corporate purposes. Furthermore, all borrowings under the Credit Agreement will constitute Senior Indebtedness.

          Substantially all of the Company's operations are conducted through its subsidiaries. The cash flow and consequent ability of the Company to service debt, including the Notes, is dependent upon the earnings from the business conducted by the Company through its subsidiaries and the distribution of those earnings, or upon loans or other payments of funds, by those subsidiaries to the Company. The subsidiaries have no obligation to pay any amounts due pursuant to the Notes (which are obligations of the Company), and their payment of dividends or distributions and making of loans or other payments to the Company could be subject to statutory or contractual restrictions, are contingent upon the subsidiaries' earnings and are subject to various business considerations. See "Description of Notes -- Subordination of Notes."

Limitation on Repurchase of Notes upon Change in Control

          Upon the occurrence of a Change in Control (as defined), each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements prohibit the Company from purchasing any Notes and also identify certain events that would constitute a Change in Control, as well as certain other events with respect to the Company or certain of its subsidiaries, that would constitute an event of default under such debt agreements. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change in Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowing, the Company would remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a further default under certain of the Company's existing debt agreements and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the holders of the Notes. See "Description of Notes -- Repurchase at Option of Holders upon Change in Control."

Absence of Public Market for the Notes

          Prior to this offering, there has been no public trading market for the Notes. Prior to the resale thereof pursuant to this Prospectus, each of the Notes was eligible for trading in the PORTAL Market. Notes sold pursuant to this Prospectus will no longer be eligible for trading in the PORTAL Market. There can be no assurance that any public market for the Notes will develop or, if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be adversely affected.

Shares Eligible for Future Sale

          Of the 24,258,767 outstanding shares of Common Stock as of August 16, 1996, 21,552,311 shares were freely tradeable and 2,706,456 shares were restricted and therefore not freely tradeable. Of the restricted shares, 2,206,321 shares had been registered under the Securities Act on shelf registration statements and were eligible for sale in the public market as of August 16, 1996. An additional 482,377 of the restricted shares are the subject of certain registration rights, and the Company anticipates that such shares will be registered under the Securities Act on a shelf registration statement and become eligible for sale in the public market within 30 days after the date of this Prospectus. The remaining 17,758 restricted shares and 1,740,488 shares subject to exercise of outstanding options as of August 16, 1996 will become eligible for future sale in the public market at prescribed times pursuant to applicable regulations and, with respect to options, as they are exercised. Sales of a substantial number of shares of Common Stock in the public market following the offering made hereby could adversely affect prevailing market prices of the Notes and the Common Stock.

Potential Anti-Takeover Effects of Delaware Law and By-law Provisions; Possible Issuances of Preferred Stock

          Certain provisions of Delaware law and the Company's By-Laws could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Company's Board of Directors is divided into three classes, with directors in each class elected for three-year terms. The

By-Laws impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. Shares of preferred stock may be issued by the Board of Directors without stockholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no current plans to issue any shares of preferred stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

          The ratio of earnings to fixed charges is calculated by dividing the sum of income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rent expense deemed to be representative of an interest factor. Fixed charges for the years ended December 31, 1991 and 1992 also included the amount of pre-tax earnings required to cover preferred stock dividends. The Company's ratio of earnings to fixed charges for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 was 1.82x, 2.16x, 4.19x, 6.59x and
5.74x, respectively, and for the six months ended June 30, 1995 and 1996 was 4.84x and 5.75x, respectively.

                                USE OF PROCEEDS

          The Notes and the shares of Common Stock offered by the Selling Securityholders are not being sold by the Company, and the Company will not receive any proceeds from the sale thereof.

                            SELLING SECURITYHOLDERS

          The Notes were issued by the Company pursuant to a Purchase Agreement dated June 6, 1996, and, except as set forth below, were acquired by the Selling Securityholders offering Notes hereby in resale transactions pursuant to Rule 144A under the Securities Act, Regulation S under the Securities Act, Rule 501(a)(1), (2), (3) or (7) under the Securities Act, or from other holders acquiring such Notes from prior holders thereof. The following table sets forth information concerning the principal amount of Notes beneficially owned by each Selling Securityholder and the number of shares of Common Stock issuable upon conversion of the Notes (the "Conversion Shares") which may be offered from time to time pursuant to this Prospectus. Other than their ownership of the Company's securities, none of the Selling Securityholders has had any material relationship with the Company within the past three years. The table has been prepared based upon the information furnished to the Company by PNC Bank, National Association, as trustee (the "Trustee") for the Notes, by the Depository Trust Company and by or on behalf of the Selling Securityholders.

                                           Principal
                                        Amount of Notes                   Number of
                                         Beneficially                    Conversion    Percentage
                                            Owned          Percentage      Shares       of Common
                                           That May         of Notes      That May     Stock Out-
Name (1)                                  Be Sold (1)     Outstanding    Be Sold (2)  standing (3)
- -------                                   -----------     -----------    -----------  ------------
Bank of New York                             $5,420,000         4.3%      158,479          *
Bankers Trust Company                       $14,325,000        11.5%      418,859          1.7%
Bear Stearns Securities Corp.                $5,200,000         4.2%      152,046          *
Bost & Co., nominee of                         $150,000         *           4,385          *
 OCM Convertible Limited
 Partnership
Boston Safe Deposit & Trust Co.             $11,405,000         9.1%      333,479          1.4%

                                           Principal
                                        Amount of Notes                   Number of
                                         Beneficially                    Conversion    Percentage
                                            Owned          Percentage      Shares       of Common
                                           That May         of Notes      That May     Stock Out-
Name (1)                                  Be Sold (1)     Outstanding    Be Sold (2)  standing (3)
- -------                                   -----------     -----------    -----------  ------------
Chase Manhattan Bank, N.A. Trust               $365,000         *         10,672           *
Chase Manhattan Bank Trust Co.               $1,250,000         1.0%      36,549           *
  of California, N.A.
Chemical Bank                                $1,380,000         1.1%      40,350           *
Citibank, N.A.                               $5,035,000         4.0%     147,222           *
CoreStates Bank, N.A.                        $1,500,000         1.2%      43,859           *
Custodial Trust Company                      $1,880,000         1.5%      54,970           *
Deutsche Bank -- Custody Services            $1,000,000         *         29,239           *
Firstar Trust Company                        $2,000,000         1.6%      58,479           *
Fleet Bank of Massachusetts, N.A.               $95,000         *          2,777           *
How & Co., nominee of TCW                      $275,000         *          8,040           *
 Asset Management Company as
 Investment Advisor to the
 North Dakota State Land Board
Lazard Freres & Co.                            $600,000         *         17,543           *
Lehman Brothers, Inc.                        $1,650,000         1.3%      48,245           *
Lehman Brothers International               $11,250,000         9.0%     328,947           1.4%
 (Europe)-Prime Broker (LBI)
Mercantile, Safe Deposit and Trust           $2,340,000         1.9%      68,421           *
  Company
Merrill Lynch - Debt Securities              $7,515,000         6.0%     219,736           *
Merrill Lynch, Pierce, Fenner &                 $45,000         *          1,315           *
  Smith Safekeeping
Morgan Guaranty Trust Co. of                 $2,150,000         1.7%      62,865           *
  New York
Morgan (J.P.) Securities, Inc., WF           $3,550,000         2.8%     103,801           *
Morgan Stanley & Co., Incorpo-               $1,000,000         *         29,239           *
  rated
NationsBank of Texas, N.A.                      $90,000         *          2,631           *
NatWest Securities Corporation #2            $2,000,000         1.6%      58,479           *
NBD Bank, N.A.                               $1,375,000         1.1%      40,204           *

                                           Principal
                                        Amount of Notes                   Number of
                                         Beneficially                    Conversion    Percentage
                                            Owned          Percentage      Shares       of Common
                                           That May         of Notes      That May     Stock Out-
Name (1)                                  Be Sold (1)     Outstanding    Be Sold (2)  standing (3)
- -------                                   -----------     -----------    -----------  ------------
Nomura International Trust                  $1,900,000          1.5%       55,555          *
 Company Incorporated
Northern Trust Co. - Trust                  $1,510,000          1.2%       44,152          *
PaineWebber, Inc.                           $1,000,000          *          29,239          *
PNC Bank, National Association                $590,000          *          17,251          *
Pondwave & Co., nominee of                  $2,150,000          1.7%       62,865          *
 State of Connecticut
Republic New York Securities                  $500,000          *          14,619          *
  Corp.
Salked & Co., nominee of Trust                $885,000          *          25,877          *
 Company of the West as Trustee
 of the TCW Convertible Strategy
 Fund
Sanwa Bank California                       $1,365,000          1.1%       39,912          *
Society National Bank                         $250,000          *           7,309          *
SSB-Custodian                              $23,030,000         18.4%      673,391          2.8%
The Chase Manhattan Bank, N.A.                $800,000          *          23,391          *
The First National Bank of Boston             $170,000          *           4,970          *
The First National Bank of Mary-              $205,000          *           5,994          *
  land
Trust Company Bank                             $50,000          *           1,461          *
UBS Securities Inc.                         $2,300,000          1.8%       67,251          *
Wachovia Bank North Carolina                  $150,000          *           4,385          *
Wagner, Stott & Co.                         $2,300,000          1.8%       67,251          *
- ----------------------------

* Less than 1%.

(1) The information set forth herein is as of July 22, 1996.

(2) Assumes conversion of the full amount of Notes held by such holder at the initial rate of $34.20 in principal amount of Notes per share of Common Stock. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(3) Computed in accordance with Rule 13d-3(d)(i) promulgated under the Exchange Act based upon the 23,736,390 shares of Common Stock outstanding as of July 22, 1996, treating as outstanding the number of Conversion Shares shown as being issuable upon the assumed conversion by the named holder of the full amount of such holder's Notes but not assuming the conversion of the Notes of any other holders.

          The information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus. In addition, the per share conversion price and, therefore, the number of shares of Common Stock issuable upon conversion of the Notes is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $125,000,000, which may be converted into 3,654,971 shares of Common Stock.

          The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and shares of Common Stock to the public pursuant to this Prospectus other than selling commissions and fees.

          Because the Selling Securityholders may offer all or some of the Notes and shares of Common Stock issued upon conversion thereof pursuant to the offering contemplated by this Prospectus, and to the Company's knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the Notes or shares of Common Stock that may be held by the Selling Securityholders after completion of this offering, no estimate can be given as to the principal amount of Notes or shares of Common Stock that will be held by the Selling Securityholders after completion of this offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

          This Prospectus relates to the resale of $125,000,000 of Notes issued in a private placement on June 12, 1996 and the resale of up to 3,654,971 shares of Common Stock, which are initially issuable upon conversion of Notes by any holders of Notes that did not purchase the Notes under the Registration Statement (of which this Prospectus is a part). The Registration Statement (of which this Prospectus is a part) does not cover the issuance of shares of Common Stock upon conversion of the Notes into shares of Common Stock.

          The Company will not receive any of the proceeds from the offering of Notes and the shares of Common Stock issuable upon conversion thereof by the Selling Securityholders that are sold pursuant to the Registration Statement (of which this Prospectus is a part). The Company has been advised by the Selling Securityholders that the Selling Securityholders may sell all or a portion of the Notes and shares of Common Stock beneficially owned by them and which may be offered hereby from time to time on any exchange or market on which the securities are listed or quoted, as applicable, on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Notes or shares of Common Stock which may be offered hereby and beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Notes or shares of Common Stock for whom they may act as agent. Such dealers may include the initial purchasers of the Notes, who may perform investment banking or other services for or engage in other transactions with the Company from time to time in the future.

          To the extent required, the aggregate principal amount of Notes and number of shares of Common Stock to be sold hereby, the names of the Selling Securityholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions, discounts or other terms constituting compensation with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Securityholders from the sale of the Notes or shares of Common Stock offered by them hereby will be the purchase price of such Notes or shares of Common Stock less discounts and commissions, if any.

          The Notes and the shares of Common Stock which may be offered hereby may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

          The outstanding Common Stock is listed for trading on the New York Stock Exchange, and the shares of Common Stock issuable upon conversion of the Notes have been authorized for listing on the New York Stock Exchange upon official notice of issuance. There is no assurance as to the development or liquidity of any trading market that may develop for the Notes.

          In order to comply with the securities laws of certain states, if applicable, the Notes and shares of Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and shares of Common Stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and compliance with same is effected.

          The Selling Securityholders and any brokers, dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or shares of Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions or discounts received by such brokers, dealers, agents or underwriters and any profit on the resale of the Notes or shares of Common Stock offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

          The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Common Stock offered hereby by the Selling Securityholders to the public, other than selling commissions and fees.

          The Registration Statement does not cover the issuance of shares of Common Stock upon conversion of the Notes into shares of Common Stock.

                             DESCRIPTION OF NOTES

          The Notes were issued under an indenture dated as of June 12, 1996 (the "Indenture"), between the Company and the Trustee. This Prospectus is being filed pursuant to a Registration Rights Agreement dated as of June 12, 1996 between the Company and the initial purchasers of the Notes (the "Registration Rights Agreement"). Copies of the Indenture and the Registration Rights Agreement are available from the Trustee upon request by a registered holder of Notes. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference.

General

          The Notes are unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "-- Subordination of Notes" and convertible into Common Stock as described under "-- Conversion of Notes." The Notes are limited to $125,000,000 aggregate principal amount, are issued only in denominations of $1,000 or any multiple thereof and will mature on July 15, 2006, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Change in Control.

          The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or the repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "--Repurchase at Option of Holders upon Change in Control."

          The Notes bear interest at the annual rate of 5 5/8% from June 12, 1996, payable semi-annually on January 15 and July 15, commencing July 15, 1996, to holders of record at the close of business on the preceding January 1 and July 1, respectively (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Change in Control on a Repurchase Date (as defined below) during the period from the record date to (but excluding) the next succeeding interest payment date (in which case accrued interest shall be payable to the extent required to the holder of the Note or portion thereof redeemed or repurchased) or converted after the record date and before the next succeeding interest payment date except to the extent that, at the time such Note or portion thereof is submitted for conversion, such Note or portion thereof was required to be accompanied by funds equal to interest payable on such succeeding interest payment date on the principal amount so converted; see "-- Conversion of Notes" below). Interest may, at the Company's option, be paid by check mailed to such holders, provided that a holder of Notes with an aggregate principal amount equal to or in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

          Principal and premium, if any, will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in New York, New York, which is an office or agency of the Trustee.

No Legends

          Notes and Common Stock sold hereunder will not bear legends restricting the transferability thereof.

Conversion of Notes

          The holders of Notes will be entitled at any time after August 11, 1996 through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the initial conversion price of $34.20 per share, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued upon conversion of the Notes. If any Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of Common Stock on the last Trading Day (as defined) prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption unless the Company defaults in payment of the redemption price. A Note in respect of which a holder is exercising its option to require repurchase upon a Change in Control may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

          The initial conversion price of $34.20 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) to all holders of Common Stock to the extent such distributions, combined with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; (vi) the purchase of Common Stock pursuant to a tender offer made by the Company to the extent that the aggregate consideration, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and
(vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding and, if the cash and value of any other consideration included in such payment per share of Common Stock, exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets.

          In addition, the Indenture provides that if the Company implements a stockholder rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, the rights issued under such plan (notwithstanding the occurrence of an event causing such rights to separate from the Common Stock at or prior to the time of conversion).

          In the case of (i) any reclassification or change of the Common Stock or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

          In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

          The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

          No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

Optional Redemption by the Company

          The Notes are not entitled to any sinking fund. At any time on or after July 17, 1999, all or any part of the Notes will be redeemable at the Company's option on at least 15 and not more than 60 days' notice as a whole or, from time to time, in part at the following prices (expressed as percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption.

          If redeemed during the 12-month period beginning July 15:

                                                                Redemption
          Year                                                    Price
          ----                                                    -----
          1999.................................................  103.94%
          2000.................................................  103.38
          2001.................................................  102.81
          2002.................................................  102.25
          2003.................................................  101.69
          2004.................................................  101.13
          2005.................................................  100.56

and 100% at July 15, 2006; provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the Notes being redeemed.

          If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes are selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

Repurchase at Option of Holders upon Change in Control

          The Indenture provides that if a Change in Control occurs, each holder of Notes shall have the right to require the Company to repurchase all of such holder's Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 30 days after the date of the Company Notice (as defined), for cash at a price equal to 100% of the principal amount thereof (the "Repurchase Price") plus accrued and unpaid interest to, but excluding, the Repurchase Date; provided that any semi-annual payment of interest becoming due on the Repurchase Date shall be payable to the holders of record on the relevant record date of the Notes being repurchased.

          Within 15 days after the occurrence of a Change in Control, the Company or, at the Company's request, the Trustee is obligated to give to all holders of record of Notes a notice (the "Company Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a holder of such Notes must deliver to the Trustee on or before the 30th day after the date of the Company Notice written notice of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.

          A "Change in Control" will be deemed to have occurred at such time after the original issuance of the Notes as:

           (i) any Person (as defined) (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act), other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any such subsidiary, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving the Company), of shares of capital stock of the Company entitling such Person to exercise in excess of 50% of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors; or

           (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of all or substantially all of the assets of the Company to another Person (other than (a) any such transaction pursuant to which the holders of the Common Stock immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or (2) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock);

provided, however, that Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any 10 Trading Days within the period of 20 consecutive Trading Days ending immediately before the Change in Control shall equal or exceed 105% of the conversion price in effect on each such Trading Day, or (b) (i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) (such securities being referred to as "Publicly Traded Securities") and as a result of such transaction or transactions such Notes become convertible solely into such Publicly Traded Securities and (ii) the consideration in the transaction or transactions constituting the Change in Control consists of cash, Publicly Traded Securities or a combination of cash and Publicly Traded Securities with an aggregate fair market value (which, in the case of Publicly Traded Securities, shall be equal to the average closing price of such Publicly Traded Securities during the ten consecutive Trading Days commencing with the sixth Trading Day following consummation of the transaction or transactions constituting the Change in Control) is at least 105% of the Conversion Price in effect on the date immediately preceding the date of consummation of such Change in Control. The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act.

          To the extent applicable, the Company will comply with the provisions of Rule 13e-4 or any other tender offer rules, and will file a Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Notes at the option of the holders thereof upon a Change in Control.

          The Change in Control feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The repurchase right is not the result of management's knowledge of any effort to accumulate any Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, this right is the result of negotiations between the Company and the initial purchasers of the Notes.

          The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, certain changes in control of the Company or other transactions involving the Company that may adversely affect such holders.

          The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements prohibit the Company from purchasing any Notes and also identify certain events that would constitute a Change in Control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change in Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to repurchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "-- Subordination of Notes" below and "Risk Factors -- Subordination; Holding Company Structure."

Subordination of Notes

          The indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default (as defined in the Indenture), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

          The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of such Designated Senior Indebtedness has not been accelerated. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

          By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

          The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is "pari passu" or "junior" to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any Subsidiary (as defined in the Indenture) of the Company. The term "Indebtedness" means, with respect to any Person (as defined in the Indenture), and without duplication, (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of such Person in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof) (other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services), (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property, (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d), (f) any indebtedness or other obligations described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f). The term "Designated Senior Indebtedness" means Indebtedness under the Credit Agreement (as defined in the Indenture), and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

          The Notes are obligations exclusively of the Company. The Company is a holding company and accordingly substantially all of its operations are conducted through its subsidiaries. As a result, the cash flow and the consequent ability of the Company to service debt, including the Notes, of the Company is dependent upon the earnings of its subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. Such subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to the Company by its subsidiaries could be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

          Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

          As of June 30, 1996, the Company had approximately $9 million of indebtedness outstanding that constituted Senior Indebtedness. As of June 30, 1996, the subsidiaries of the Company had approximately $16 million of outstanding indebtedness and other liabilities (excluding inter-company payables) to which the Notes were effectively subordinated. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee.

          In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

          The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

Events of Default and Remedies

          An Event of Default is defined in the Indenture as being: default in payment of the principal of or premium, if any, on the Notes; default for 30 days in payment of any installment of interest on the Notes; default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture; failure of the Company to pay any payment at maturity, including any applicable grace period, in respect of indebtedness for borrowed money of the Company, which payment is in an amount in excess of $5 million, and continuance of such failure for 30 days after notice; default by the Company with respect to any indebtedness for borrowed money of the Company, which default results in acceleration of any such indebtedness which is in an amount of in excess of $5 million without such indebtedness having been paid or discharged, such default having been cured or waived or such acceleration having been rescinded or annulled for 30 days after notice; or certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture provides that the Trustee may withhold notice to the holders of Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

          The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and accrued interest on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest on any of the Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal of and accrued interest on the Notes shall automatically become and be immediately due and payable.

          The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

Modifications of the Indenture

          The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to repurchase any Note upon the occurrence of any Change in Control in a manner adverse to holders of Notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable or impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of each holder of a Note so affected, or (ii) reduce the aforesaid percentage of Notes the holders of which are required to consent to any such modifications, without the consent of the holders of all of the Notes then outstanding.

Registration Rights

          In compliance with its obligations under the Registration Rights Agreement, the Company has, at its expense, filed with and caused to be declared effective by the Commission the Registration Statement of which this Prospectus is a part, covering resales by holders of Notes and Common Stock issuable upon conversion of the Notes. The Company will use all reasonable efforts to keep the registration statement effective until the earlier of June 12, 1999 or until the Registration Statement is no longer required for transfer of the Notes or Common Stock issuable upon conversion of the Notes. The Company will be permitted to suspend the use of the prospectus which is a part of the Registration Statement during certain periods of time and under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company has agreed to pay liquidated damages to all holders of Notes and all holders of Common Stock issued upon conversion of the Notes if the Registration Statement is not timely filed or if the prospectus is unavailable for periods in excess of those permitted under the Registration Rights Agreement. A holder who sells Notes or Common Stock issued upon conversion of the Notes pursuant to the Registration Statement generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers and be bound by those provisions of the Registration Rights Agreement which are applicable to such holder (including indemnification provisions). The Company will pay all expenses of the Registration Statement, provide to each registered holder requesting to sell Notes or shares of Common Stock copies of such prospectus, notify each registered holder when the Registration Statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Notes and Common Stock issued upon conversion of the Notes. There can be no assurance that the prospectus will be available to effect resales at the time any such notice is given by a holder.

Concerning the Trustee

          PNC Bank, National Association, as Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with regard to the Notes. PNC Bank, National Association is a lender under, and a party to, the Credit Agreement, and has received a portion of the net proceeds of the Debt Offering. The Trustee or its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of its business.

                          DESCRIPTION OF CAPITAL STOCK

          The authorized capital stock of the Company consists of 45,000,000 shares of Common Stock, par value $.01 per share, of which 24,258,767 shares were outstanding as of August 16, 1996, and 5,000,000 shares of preferred stock, par value $.01 per share, of which no shares are outstanding.

Common Stock

          As of August 16, 1996, there were 24,258,767 outstanding shares of Common Stock held by 115 holders of record. The holders of Common Stock are entitled to one vote for each share of Common Stock on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and any distribution to preferred stockholders who have a liquidation preference over the holders of Common Stock. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares to be issued upon conversion of the Notes will be, when issued and paid for, legally issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of shares of any series of preferred stock that the Company may issue in the future.

Preferred Stock

          The Company may issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors, without further approval of the holders of Common Stock, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate transactions, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, deny stockholders the receipt of a premium on their Common Stock and have a depressive effect on the market price of the Common Stock. The Company has no present plan to issue any preferred stock.

Delaware Anti-Takeover Law and Certain By-Law Provisions

          The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the General Corporation Law of the State of Delaware. The business combination provision contained in Section 203 of the General Corporation Law of the State of Delaware ("Section 203") defines an interested stockholder of a corporation as any person that (i) owns, directly or indirectly, or has the right to acquire, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and the associates of such person. Under
Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section or
(ii) the corporation, by the action of its stockholders holding a majority of outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption).

          The Company has not elected out of Section 203, and the restrictions imposed by Section 203 apply to the Company. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of the Company, deny stockholders the receipt of a premium on their Common Stock and have a depressive effect on the market price of the Common Stock.

          The By-Laws of the Company provide for a classified Board of Directors consisting of three classes as nearly equal in size as possible. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

Limitation of Liability; Indemnification

          As permitted by the General Corporation Law of the State of Delaware, the Company's Restated Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, relating to prohibited dividends, distributions and repurchases or redemptions of stock, or (iv) for any transaction from which the director derives an improper personal benefit. However, such limitation in liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director. The Restated Certificate of Incorporation also includes provisions for indemnification of the Company's directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware as now or hereinafter in effect. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

          The Transfer Agent and Registrar for the Common Stock is First Union National Bank of North Carolina.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

          The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular holder of the Notes, and it is not intended to be wholly applicable to all categories of holders, some of which, such as dealers in securities, banks, insurance companies and tax-exempt organizations, may be subject to special rules. In addition, this discussion is limited to persons that will hold the Notes represented thereby as a "capital asset" within the meaning of section 1221 of the Code.

          ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

          Interest Income. Interest on the Notes will be includible in the income of a holder under the holder's regular method of accounting. The Notes will not be treated as having been issued with original issue discount.

          Conversion of Notes into Common Stock. In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

          The conversion price of the Notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends-received deduction in the case of corporate holders) to the extent of the Company's current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion ratio of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends-received deduction in the case of corporate holders) to the extent of the Company's current and/or accumulated earnings and profits.

          Market Discount. Investors acquiring Notes pursuant to this Prospectus should note that the resale of the Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note (other than a holder who purchased the Note upon original issuance) purchases it at a market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount in a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock, to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

          Sale, Exchange or Retirement of the Notes. Each holder of Notes generally will recognize gain or loss upon the sale, exchange, repurchase, redemption, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, repurchase, redemption, retirement or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, repurchase, redemption, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price it paid therefor.

          Backup Withholding. A holder of Notes or Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons ("exempt recipients"), provided their exemptions from backup withholding are properly established.

          The amount of any "reportable payments" including interest and dividends made to the holders of Notes and Common Stock (other than to holders which are exempt recipients) and the amount of tax withheld, if any, with respect to such payments will be reported to such holders and to the IRS for each calendar year.

          Foreign Holders. The following discussion is a summary of certain United States federal income tax consequences to a Foreign Person that holds a Note. The term "Foreign Person" means a nonresident alien individual or foreign corporation, but only if the income or gain on the Note is not "effectively connected with the conduct of a trade or business within the United States." If the income or gain on the Note is "effectively connected with the conduct of a trade or business within the United States," then the nonresident alien individual or foreign corporation will be subject to tax on such income or gain in essentially the same manner as a U.S. citizen or resident or a domestic corporation, as discussed above, and in the case of a foreign corporation, may also be subject to the branch profits tax.

          Under the portfolio interest exception to the general rules for the withholding of tax on interest paid to a Foreign Person, a Foreign Person will not be subject to United States federal income tax (or to withholding) on interest payments on a Note, provided that (i) the Foreign Person does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation with respect to the United States that is related to the Company through stock ownership, and (ii) the Company, its paying agent or the person who would otherwise be required to withhold tax receives either (A) a statement (an "Owner's Statement") signed under penalties of perjury by the beneficial owner of the Note in which the owner certifies that the owner is not a U.S. person and which provides the owner's name and address, or (B) a statement signed under penalties of perjury by the Financial Institution holding the Note on behalf of the beneficial owner, together with a copy of the Owner's Statement. The term "Financial Institution" means a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and that holds a Note on behalf of the owner of the Note. A Foreign Person who does not qualify for the "portfolio interest" exception, would, under current law, generally be subject to United States federal withholding tax at a flat rate of 30% (or lower applicable treaty rate) on interest payments.

          If a Foreign Person is treated as receiving a distribution taxable as a dividend as a result of an adjustment in the conversion price of the Notes, as described above under "Description of Notes--Conversion of Notes," such deemed dividend will be subject to United States federal withholding tax at a 30% (or lower applicable treaty) rate.

          In general, gain recognized by a Foreign Person upon the redemption, sale or exchange of a Note (including any gain representing accrued market discount) will not be subject to United States federal income tax. However, a Foreign Person may be subject to United States federal income tax at a flat rate of 30% (unless exempt by an applicable treaty) on any such gain if the Foreign Person is an individual present in the United

States for 183 days or more during the taxable year in which the Note is redeemed, sold or exchanged, and certain other requirements are met.

                                 LEGAL MATTERS

          The validity of the issuance of the Notes offered hereby and the Common Stock issuable upon conversion of the Notes has been passed upon for the Company by Duane, Morris & Heckscher, Philadelphia, Pennsylvania. Thomas J. Karl, a partner in Duane, Morris & Heckscher, has served as the Vice President, Secretary and General Counsel of the Company since May 27, 1996, and is the beneficial owner of 1,540 shares of the Company's Common Stock. Mr. Karl also holds options to purchase 180,000 shares of Common Stock.

                                    EXPERTS

          The consolidated balance sheets and the supplemental consolidated balance sheets of the Company and its subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows and supplemental consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus have been incorporated by reference herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing, which reports are also incorporated by reference herein.

          The Company acquired Wichita Dialysis Group and Healthcare Corporation and Affiliates in business combinations that have both been accounted for using the pooling-of-interests method of accounting. The financial statements of Wichita Dialysis Group and Healthcare Corporation and Affiliates as of December 31, 1993 and 1994 and for the years then ended were audited by Baird, Kurtz & Dobson and Deloitte & Touche LLP, respectively, as stated in their reports incorporated by reference herein, and the reports of Coopers & Lybrand L.L.P., insofar as they relate to the amounts included for Wichita Dialysis Group and Healthcare Corporation and Affiliates, are based solely on the reports of Baird, Kurtz & Dobson and Deloitte & Touche LLP, respectively, given upon the authority of such firms as experts in accounting and auditing. Baird, Kurtz & Dobson and Deloitte & Touche LLP are independent auditors.

          The Company acquired KCDC/KCCC Group in a business combination that has been accounted for using the purchase method of accounting. The combined balance sheet of KCDC/KCCC Group as of December 31, 1995 and the related combined statements of operations, stockholders' equity and cash flows for the year then ended incorporated by reference in this Prospectus have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing, which report is also incorporated by reference herein.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

          The following table sets forth the estimated expenses of the Company in connection with the offering described in this Registration Statement.

Registration fee...................................................   $ 43,104
Legal fees and expenses............................................     12,000*
Accountants' fees and expenses.....................................      4,000*
Miscellaneous......................................................      1,000*
                                                                      ---------
          Total....................................................   $ 60,104*
                                                                      =========

- ---------------------------
*Estimated.

          The Company will bear all of the foregoing expenses.


Item 15.  Indemnification of Directors and Officers.

          Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that he is or was acting in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that indemnification is not permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

          Section 145 further provides: that a Delaware corporation is required to indemnify a director, officer, employee or agent against expenses (including attorneys' fees) actually and reasonably incurred by him in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein to the extent that such person has been successful on the merits or otherwise; that the indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that the indemnification provided for by
Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under
Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he
has met the applicable standard of conduct.   Such determination is to be made
(i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (iii) by the stockholders.

          Article Eighth of the Company's Restated Certificate of Incorporation provides for indemnification of directors and officers of the Company to the fullest extent permitted by the General Corporation Law of the State of Delaware, as presently or hereafter in effect.

          The Company provides liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company up to an aggregate of $5,000,000 inclusive of defense costs, expenses and charges.

          Additionally, Article Seventh of the Company's Restated Certificate of Incorporation limits the liability of the Company's directors to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented. Section 102(b)(7) permits the certificate of incorporation of a Delaware corporation to include a provision eliminating or limiting the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director; provided, however, that the provision may not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders;
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) the unlawful payment of dividends or unlawful purchase or redemption of stock under Section 174 of the General Corporation Law of the State of Delaware; or (iv) any transaction from which the director derived an improper personal benefit.

Item 16.  Exhibits.


 4.1 Specimen Certificate of Common Stock of the Company (incorporated herein by reference to Exhibit No. 4.1 filed under the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

 4.2 Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 3.1 filed under the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

 4.2.1 Certificate of Amendment dated February 29, 1996 to Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 3.1.1 filed under the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

 4.3 By-Laws of the Company and Amendment to By-Laws adopted February 9, 1993 (incorporated herein by reference to Exhibit No. 3.2 filed under the Company's Form S-1 Registration Statement No. 33-59850).

 4.4 Indenture dated June 12, 1996 by the Company to PNC Bank, National Association, Trustee, including form of the Company's 5 6/8% Convertible Subordinated Note due 2006 issued under the Indenture (incorporated herein by reference to Exhibit No. 4.2 filed under the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

 4.4.1 Cross-reference sheet showing the location in the Indenture of the provisions inserted pursuant to sections 310 through 318(a) of the Trust Indenture Act of 1939.

 4.5 Registration Rights Agreement dated as of June 12, 1996 by and among the Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, J.C. Bradford & Co. and Wessels, Arnold & Henderson (incorporated herein by reference to Exhibit No. 4.3 filed under the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

 5.1       Opinion of Duane, Morris & Heckscher.

 23.1 Consent of Duane, Morris & Heckscher (included in their opinion filed as Exhibit 5.1).

 23.2      Consent of Coopers & Lybrand L.L.P.

 23.3      Consent of Deloitte & Touche LLP.

 23.4      Consent of Baird, Kurtz & Dobson.

 24.1      Power of Attorney (see page II-5).

 25.1 Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee on Form T-1 of PNC Bank, National Association.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereto) which individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby further undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Berwyn, Pennsylvania on August 26, 1996.

                                    RENAL TREATMENT CENTERS, INC.

                                    By:/s/ Robert L. Mayer, Jr.
                                       --------------------------------
                                       Robert L. Mayer, Jr.,
                                       President

     Know all men by these presents, that each person whose signature appears below constitutes and appoints Robert L. Mayer, Jr., Frederick C. Jansen and Ronald H. Rodgers, Jr., and each or any of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him, and in his name, place and stead, in any and all capacities to sign any and all amendments or post-effective amendments to this Registration Statement, as well as any related registration statement, or amendment thereto, filed pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                       Title                      Date
         ---------                       -----                      ----

/s/ Robert L. Mayer, Jr.      President and Director           August 26, 1996
- ----------------------------
Robert L. Mayer, Jr.          (principal executive officer)

/s/ Frederick C. Jansen       Executive Vice President, Chief  August 26, 1996
- ----------------------------
Frederick C. Jansen           Financial Officer and Director
                              (principal financial officer)

/s/ Ronald H. Rodgers, Jr.    Vice President of Finance        August 26, 1996
- ----------------------------
Ronald H. Rodgers, Jr.        (principal accounting officer)

/s/ Claire W. Gargalli        Director                         August 26, 1996
- ----------------------------
Claire W. Gargalli

/s/ Patrick T. Ryan           Director                         August 26, 1996
- ----------------------------
Patrick T. Ryan

/s/ Michael R. Walker         Director                         August 26, 1996
- ----------------------------
Michael R. Walker

                                 EXHIBIT INDEX

                    (Pursuant to Item 601 of Regulation S-K)


Exhibit No.        Exhibit


 4.1 Specimen Certificate of Common Stock of the Company (incorporated herein by reference to Exhibit No. 4.1 filed under the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

 4.2 Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 3.1 filed under the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

 4.2.1 Certificate of Amendment dated February 29, 1996 to Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 3.1.1 filed under the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

 4.3 By-Laws of the Company and Amendment to By-Laws adopted February 9, 1993 (incorporated herein by reference to Exhibit No. 3.2 filed under the Company's Form S-1 Registration Statement No. 33-59850).

 4.4 Indenture dated June 12, 1996 by the Company to PNC Bank, National Association, Trustee, including form of the Company's 5 6/8% Convertible Subordinated Note due 2006 issued under the Indenture (incorporated herein by reference to Exhibit No. 4.2 filed under the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
          1996).

 4.4.1 Cross-reference sheet showing the location in the Indenture of the provisions inserted pursuant to sections 310 through 318(a) of the Trust Indenture Act of 1939.

 4.5 Registration Rights Agreement dated as of June 12, 1996 by and among the Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, J.C. Bradford & Co. and Wessels, Arnold & Henderson (incorporated herein by reference to Exhibit No. 4.3 filed under the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

 5.1      Opinion of Duane, Morris & Heckscher.

23.1 Consent of Duane, Morris & Heckscher (included in their opinion filed as Exhibit 5.1).

23.2      Consent of Coopers & Lybrand L.L.P.

23.3      Consent of Deloitte & Touche LLP.

23.4      Consent of Baird, Kurtz & Dobson.

24.1      Power of Attorney (see Page II-5)

25.1 Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee on Form T-1 of PNC Bank, National Association.